FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes       No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes       No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.	Press Release dated August 26, 2005, entitled, "Telefonica CTC Chile Celebrates 15 Years on the NYSE."

Item 1

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete
M.José Rodríguez - Florencia Acosta	Kevin Kirkeby
Telefónica CTC Chile	The Global Consulting Group
Tel: 562-691-3867	Tel: 646-284-9416
Fax: 562-691-2392	E-mail:
E-mail:	kkirkeby@hfgcg.com
schelle@ctc.cl - vgaete@ctc.cl mjrodri@ctc.cl - macosta@ctc.cl

TELEFONICA CTC CHILE CELEBRATES 15 YEARS ON THE NYSE

•	Telefónica CTC Chile, the longest-standing Latin American Company on the NYSE

•	Bruno Philippi, Chairman of the Board, remarked that the Company's listing was the first step towards internationalization of the Chilean capital markets

•	The main officers of the Company rang the closing bell on the NYSE, together with Chilean tennis players Fernando González and Nicolás Massú

Santiago, Chile - August 26, 2005 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") celebrated today at the New York Stock Exchange (NYSE) the 15th year of having its ADRs listed on the exchange, making it the longest-standing Latin American company on the NYSE.

The celebration was hosted by Bruno Philippi, Chairman of the Board, José María Alvarez-Pallete, Director of Telefonica CTC Chile and Executive Officer of Telefónica Latin America, Claudio Muñoz, CEO of Telefónica CTC Chile, José Moles, who will take over as CEO of Telefónica CTC Chile in September 2005, and Julio Covarrubias, CFO of Telefónica CTC Chile.

"Today, we celebrate an important milestone, not only for Telefónica CTC Chile, but also for many other Chilean companies and the Chilean economy in general. The listing of the Company's ADRs -15 years ago- was the first step towards the internationalization of the Chilean capital markets." Philippi highlighted the vision of management and the professionals who took the initiative and surpassed legal obstacles existing at that time, opening a door for Telefónica CTC Chile, as well as for 20 other Chilean companies that currently trade on the NYSE.

Representing the attributes of will and perseverance, the Company sponsored Olympic tennis gold medalists, Fernando González and Nicolás Massú, to join the group in "the ringing of the closing bell".

Telefonica CTC Chile's listing of ADRs took place on July 20, 1990, raising US$100 million. This capital was necessary to expand the telephone network after the Company's privatization. Currently, ADR holders represent 11.9% of total ownership.

The celebration of this anniversary has a special meaning for Telefónica CTC Chile, since in 2005 it also is celebrating 125 years of history and commitment to the country's development.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:    /s/   Julio Covarrubias F.

Name: Julio Covarrubias F.
Title: Chief Financial Officer